Filed by FCB Financial Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: FCB Financial Holdings, Inc.
Commission File No.: 001-36586

Talking Points for Commercial and Production Relationship Managers

The recent news of our proposed combination with Synovus represents the beginning of an exciting new chapter of growth for our company, and we’re energized about the opportunities this will create for us across the Southeast region.  The following narrative will serve as great talking points as you connect with our key customers and prospects.

What We’ve Built

Since its founding in 2010, FCB has built Florida’s largest and leading Independent community bank.

•	FCB serves over 90,000 customers and has created full time employment for more than 750 Floridians.

•	FCB has fueled the Florida economy through $11 billion in direct Commercial, Commercial Real Estate and Residential lending.

•	Through our 50 offices, FCB reaches a majority of our state’s economic centers, and we have supported our communities with over $4 million in contributions, sponsorships and investment.

•	Over the years, our team has earned numerous awards and recognition, most recently being named the 8th best bank in the United States by Forbes.

•	Today we are a public company, listed under symbol “FCB” on the NYSE. We have a history of strong financial performance and growth.

•	We are immensely proud of the opportunity we have had to work with and serve many of Florida’s great entrepreneurs and individuals.

The Merger with Synovus Financial

On July 24th, we are excited to announce that we have signed an agreement to merge with Synovus Financial Corporation.

•	Together, we expect to become the 5th largest bank in the southeastern United States with nearly $50 billion in assets.

•	The combined company will have over $5 billion in capital, vastly expanding the financial capabilities that FCB had independently.

•	In addition to strong market presence, Synovus brings great potential to FCB’s customers and employees through deeper scale and expanded product offerings.

•	Synovus’ strong reputation and financial profile means we can do more for our customers.

•	Today, Synovus has over $35 billion in footing with a market capitalization of over $6 billion with 250 offices in Alabama, Georgia, South Carolina, Tennessee, and Florida.

•	In Florida alone, after the acquisition of FCB, Synovus will have over $15 billion in assets and 100 offices.

•	While already strong in Southeast and Southwest Florida, Synovus brings more than a $1 billion presence to the important Tampa market.

•	Synovus has the product suite and technology of a leading regional institution, bringing Wealth Management, Card Products, Capital Markets and Healthcare lending expertise.

•	Perhaps most importantly, our two companies enjoy very similar cultures grounded in integrity, service, teamwork and winning.

•	When the companies combine, Kent Ellert will lead Florida for Synovus.

•	This combination importantly provides for our continued approach of:

o	Access to Decision Makers

o	Speed to Market

o	Service Excellence.

•	We do not expect customer-facing employee reductions and continue to recruit for Relationship Managers and other sales roles.

Going Forward

•	Going forward, its business as usual and we and Synovus will continue to operate as independent companies.

•	This transaction is expected to close in late 2018 or early 2019 and is subject to customary regulatory and shareholder approvals.

•	Together, we will be stronger than ever!

Important Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction between Synovus Financial Corp. (“Synovus”) and FCB Financial Holdings, Inc. (“FCB”). In connection with the proposed merger, Synovus will file with the SEC a Registration Statement on Form S-4 that will include the Joint Proxy Statement of Synovus and FCB and a Prospectus of Synovus, as well as other relevant documents regarding the proposed transaction. A definitive Joint Proxy Statement/Prospectus will also be sent to Synovus shareholders and FCB stockholders. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

 A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about Synovus and FCB, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Synovus at http://investor.synovus.com/Docs or from FCB by accessing FCB’s website at FloridaCommunityBank.com. Copies of the Joint Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Synovus Investor Relations at Investor Relations, Synovus Financial Corp., 1111 Bay Avenue, Suite 500, P.O. Box 120, Columbus, GA 31901, by calling (888) SYNOVUS, or by sending an e-mail to steveadams@synovus.com or to FCB Investor Relations at Investor Relations, FCB Financial Holdings, Inc., 2500 Weston Road, Suite 300, Weston, Florida 33331, by calling (305) 668-5420 or by sending an e-mail to IR@fcb1923.com.

Synovus and FCB and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Synovus shareholders and FCB stockholders in respect of the transaction described in the Joint Proxy Statement/Prospectus. Information regarding Synovus’ directors and executive officers is contained in Synovus’ Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 16, 2018, which are filed with the SEC.  Information regarding FCB’s directors and executive officers is contained in FCB’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated April 4, 2018, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Synovus’ and FCB’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in Synovus’ and FCB’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate any definitive merger agreement between Synovus and FCB; the outcome of any legal proceedings that may be instituted against Synovus or FCB; the ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Synovus shareholders and FCB stockholders on the expected terms and schedule, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the FCB business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of Synovus’ products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.